THE CASH STORE FINANCIAL SERVICES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended December 31, 2011

(unaudited) (restated)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(in thousands, except share and per share amounts)

(unaudited)

	Three Months Ended
	December	December
	2010	2011
	Restated	Restated
	Note 3	Note 3
REVENUE
Loan fees	$36,315	$32,892
Other income - Note 6	11,419	12,956
	47,734	45,848

OPERATING EXPENSES
Salaries and benefits	16,626	16,856
Retention payments	7,189	6,557
Selling, general and administrative	5,852	6,492
Rent	4,460	4,766
Advertising and promotion	1,663	1,690
Provision for loan losses - Note 5	663	668
Depreciation of property and equipment	1,660	1,776
	38,113	38,805
OPERATING MARGIN	9,621	7,043

CORPORATE AND OTHER EXPENSES
Corporate expenses	4,042	5,026
Interest expense	145	169
Class action settlements	367	(69)
Depreciation of property and equipment	344	296
Amortization of intangible assets	197	287
INCOME BEFORE INCOME TAXES	4,526	1,334

PROVISION FOR INCOME TAXES
Current (recovery)	1,396	(173)
Deferred	268	547
	1,664	374

NET INCOME AND COMPREHENSIVE INCOME	$2,862	$960

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Note 12
Basic	17,098,233	17,419,775
Diluted	17,670,664	17,565,528

BASIC EARNINGS PER SHARE
Net income and comprehensive income	$0.17	$0.06

DILUTED EARNINGS PER SHARE
Net income and comprehensive income	$0.16	$0.05

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian Dollars)

(unaudited)

	September 30	December 31
	2011	2011
	Restated	Restated
	Note 3	Note 3
ASSETS

Current Assets
Cash - Note 4	$19,291	$11,317
Consumer loans receivable, net - Note 5	4,781	6,594
Other receivables - Note 6	12,575	17,728
Prepaid expenses and other assets	3,318	3,140
Income taxes receivable	-	49
Deferred tax assets	3,012	2,651
	42,977	41,479

Long term receivable - Note 6	681	620
Deposits and other assets	857	883
Deferred tax assets	2,424	2,180
Deferred financing costs	1,052	1,837
Property and equipment, net of accumulated depreciation of $30,216 and $31,998	25,589	35,194
Intangible assets, net of accumulated amortization of $2,908, and $3,150	10,578	10,330
Goodwill	39,133	39,133
	$123,291	$131,656

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$1,795	$2,112
Accrued liabilities - Note 7 and 8	27,742	27,339
Income taxes payable - Note 9	138	15
Current portion of deferred revenue	1,135	1,356
Current portion of deferred lease inducements	490	496
Current portion of obligations under capital leases	659	710
	31,959	32,028

Deferred revenue	4,976	4,667
Deferred lease inducements	1,082	1,039
Obligations under capital leases	636	623
Long term debt - Note 10	-	9,634
Deferred tax liabilities	2,356	2,307
	41,009	50,298

SHAREHOLDERS' EQUITY
Share capital - Note 11	46,149	46,169
Additional paid-in capital	4,178	4,366
Retained earnings	31,955	30,823
	82,282	81,358
	$123,291	$131,656

Contingencies - Note 13
Subsequent event - Note 15

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of Canadian Dollars)

(unaudited)

	Common Shares	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
			Restated	Restated
			Note 3	Note 3

Balance, September 30, 2010	$43,468	$3,981	$29,305	$76,754
Net income and comprehensive income	-	-	10,579	10,579
Dividends to stock holders	-	-	(7,929)	(7,929)
Issuance of shares	2,681	(589)	-	2,092
Stock based compensation expense	-	786	-	786
Total of other equity movements	2,681	197	(7,929)	(5,051)
Balance, September 30, 2011	$46,149	$4,178	$31,955	$82,282
Net income and comprehensive income	-	-	960	960
Dividends to stock holders	-	-	(2,092)	(2,092)
Issuance of shares	20	(5)	-	15
Stock based compensation expense	-	193	-	193
Total of other equity movements	20	188	(2,092)	(1,884)
Balance, December 31, 2011	$46,169	$4,366	$30,823	$81,358

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian Dollars)

(unaudited)

	Three Months Ended
	December 31 2010	December 31 2011
	Restated	Restated
	Note 3	Note 3
Cash provided by (used in):

OPERATING ACTIVITIES
Net income	$2,862	$960
Items not affecting cash:
Depreciation of property and equipment	2,004	2,072
Amortization of intangible assets	197	287
Provision for loan losses - Note 5	663	668
Stock-based compensation	218	193
Deferred income taxes	268	547

Change in non-cash working capital:
Other receivables and long-term receivables	(4,982)	(5,092)
Prepaid expenses, deposits and other assets	417	151
Income taxes receivable	(656)	(49)
Accounts payable and accrued liabilities	(2,285)	154
Income taxes payable	(2,116)	(123)
Deferred revenue	(265)	(88)
Deferred lease inducements	180	(37)
	(3,495)	(357)

INVESTING ACTIVITIES
Consumer loans receivable, net	(1,179)	(2,481)
Business acquisitions	(25)	-
Cash restricted for class action facilitation - Note 4	(6)	6,257
Purchase of intangible assets	(304)	(39)
Purchase of property and equipment	(3,402)	(1,766)
	(4,916)	1,971

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(153)	(238)
Deferred financing costs	-	(1,016)
Dividends paid on common shares	(1,710)	(2,092)
Issuance of common shares	340	15
	(1,523)	(3,331)

DECREASE IN CASH	(9,934)	(1,717)
CASH, BEGINNING OF PERIOD	16,671	13,034
CASH, END OF PERIOD	$6,737	$11,317

Supplemental cash flow information:
Interest paid	$41	$105
Interest received	6	2
Income taxes paid (inclusive of tax refunds)	4,165	-
Non-cash investing and financing activities:
Capital lease obligations incurred	$234	$276
Addition of property and equipment by means of asset construction	-	9,634

See accompanying notes to the interim consolidated financial statements

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Explanatory Note

These interim unaudited consolidated financial statements as initially reported have been amended and restated to correct for certain errors. Refer to Note 3 for a description of the nature and amount of the restatement adjustments.

Nature of Business

The Cash Store Financial Services Inc. (the “Company”) operates under two branch banners: Cash Store Financial and Instaloans, who act as brokers and lenders to facilitate short-term advances and provide other financial services, to income-earning consumers. As at December 31, 2011, the Company operated 596 (December 31, 2010 – 570) branches. The Company has operations in Canada and the United Kingdom.

The Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  The Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Note 1 – Summary of Significant Accounting Policies

(a)	Basis of Presentation

As a Canadian-based company, the Company historically prepared its consolidated financial statements in conformity with accounting principles generally accepted in Canada (“CGAAP”) and also provided reconciliation to United States generally accepted accounting principles (“U.S. GAAP”) under Item 18 of Form 20-F.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. However, National Instrument 52-107 allows Securities and Exchange Commission (“SEC”) registrants, such as the Company, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. As such, the Company has decided to adopt U.S. GAAP instead of IFRS as its primary basis of financial reporting commencing in the current fiscal year.

The decision to adopt U.S. GAAP was also made to enhance communication with shareholders and improve the comparability of financial information reported with competitors and peer group. The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with U.S. GAAP. All comparative financial information contained herein has been revised to reflect the Company’s results as if they had been historically reported in accordance with U.S. GAAP. These interim consolidated financial statements do not include all information and footnotes required by U.S. GAAP for annual financial statements and should be read in conjunction with the Company’s audited restated consolidated financial statements for the year ended September 30, 2011 filed with Canadian securities regulators and the Company’s restated Annual Report on Form 40-F/A for the fiscal year ended September 30, 2011 filed with the SEC. In prior periods, consolidated financial statements were prepared in accordance with CGAAP and reconciled to U.S. GAAP under Item 18 of Form 20-F.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(a)	Basis of Presentation (continued)

As disclosed in Note 28 of the audited restated consolidated financial statements for the year ended September 30, 2011. There were no recognition and measurement differences between CGAAP and U.S. GAAP.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the three months ended December 31, 2011 are not necessarily indicative of the results that may be expected for a full fiscal year.

All figures are presented in Canadian dollars, unless otherwise disclosed.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Certain estimates, such as those related to the allowance for consumer loan losses, property and equipment, goodwill and intangible assets, income taxes, and accrued liabilities related to the class action lawsuits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements. Actual results could differ from those estimates made by management.

(c)	Revenue Recognition

Revenue arising from brokering short-term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage fee has been received by the Company. Revenue from this source is recorded in Loan fees in the statement of operations.

Revenue arising from direct lending of short-term advances to customers is recognized on a constant yield basis ratably over the term of the related loan.

Revenue from the Company’s cheque cashing, money transfer, bill payment and other miscellaneous services is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged by the Company has been received. Revenue from banking and non-sufficient funds fees are recognized when collected. Revenue from each of these sources is recorded in other income in the statement of operations. Included in Other income is income whereby the Company acts as an agent on behalf of other third-party providers, which includes revenue from banking services, money transfers, bill payment services, and insurance products.

Direct loan origination costs are deferred and recognized as a reduction in the yield of the related loan over its life.

(d)	Retention Payments

When the Company acts as a broker on behalf of income earning consumers seeking short-term advances, the funding of short-term advances is provided by independent third-party lenders. The advances provided by the third- party lenders are repayable by the customer to the third-party lenders and represent assets of the lenders; accordingly, they are not included on the Company’s balance sheet.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(d)	Retention Payments (continued)

To facilitate the short term advance business, the Company has entered into written agreements with third-party lenders who are prepared to consider lending to the Company’s customers. Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services. Under the terms of the Company’s agreements with third party lenders, responsibility for losses suffered on account of uncollectible loans rests with the third-party lender, unless the Company has not properly performed its duties as set forth under the terms of the agreement. The significant duties under the terms of the agreements generally include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third-party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan, and providing collection services on behalf of the third-party lender for all loans funded which are not paid in full by the due date, all of which while ensuring information system integrity is maintained. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

The Company’s Board of Directors regularly approves a resolution which authorizes management to pay a maximum amount of retention payments per quarter to third-party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third-party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to lessen the impact of loan losses experienced by the third-party lenders. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

(e) Provision for Loan Losses

Loans in default consist of direct lending consumer loans originated by the Company which are past due. The Company defines a past due or delinquent account whereby payment has not been received in full from the customer on or before the maturity date of the loan. A provision for loan losses is recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest. In determining whether the Company will be unable to collect all principal and interest payments due, the Company assesses relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to the Company, historical percentages of loans written off, current collection patterns and other current economic trends. The provision for loan losses reduces the carrying amount of consumer loan receivables to their estimated realizable amounts. The provision is primarily based upon models that analyze specific portfolio statistics, and also reflect, to a lesser extent, management judgement regarding overall accuracy. The analytical model takes into account several factors, including the number of transactions customers complete and charge-off and recovery rate. The provision is reviewed monthly, and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included in the provision for the loan losses at that time. If the loans remain past due for an extended period of time, an allowance for the entire amount of the loan is recorded and the loan is ultimately written off. The Company’s policy for charging off uncollectible consumer loans is to write the loan off when a loan remains in default status for an extended period of time without any extended payment arrangements made, typically 210 days. Loans to customers who file for bankruptcy are written off upon receipt of the bankruptcy notice.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(f)	Stock Based Compensation

The Company has a stock based compensation plan, which is described in Note 11. The Company accounts for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by the Company, together with the amount in additional paid-in capital associated with the exercised options, are credited to share capital.

(g)	Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during each reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised, and that proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

(h)	Consumer Loans Receivable

Unsecured short-term and longer-term advances that the Company originates on its own behalf are reflected on the balance sheet in consumer loans receivable. Consumer loans receivable are reported net of a provision as described in “Provision for Loan Losses”. In regulated jurisdictions, interest is charged on consumer loans commencing upon default; however, it is not recorded as income until payment is received in full or partially from the consumer. In unregulated jurisdictions, interest is charged on consumer loans over the period of the loan and is recorded in income as it is earned.

(i)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded against any deferred income tax assets if it is more likely than not that the asset will not be realized.

(j)	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, other receivables, consumer loans receivables less any allowance for loan losses, accounts payable and accrued liabilities, all of which are short-term in nature and their fair value approximates their carrying value. The fair value of obligations under capital leases are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk at year-end for similar terms and types of debt arrangements.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(k)	Long Term Investments

The Company has long-term investments in The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc. The Company accounts for its long-term investments under the equity method of accounting as it has significant influence over the strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The aggregate quoted market value of the Company’s investment in the Cash Store Australia Holdings Inc. is $600. No aggregate quoted market value of the Company’s investment in RTF Financial Holdings Inc. exists as the company is not publicly traded. As at December 31, 2011, the carrying value of both investments were $nil (September 30, 2011 - $nil).

(l)	Property and Equipment

Property and Equipment are recorded at cost. Depreciation is recorded using the rates and methods outlined in the table below.

	Rate	Method
Computer hardware	25%	Straight-line
Computer software	20%	Straight-line
Fixtures, furniture, and equipment	20%	Straight-line
Signs	20%	Straight-line
Buildings	4%	Straight-line
Vehicles	20%	Straight-line

Leasehold improvements are depreciated based on the straight-line basis over the shorter of the lease term, including renewal options that are reasonably assured and the estimated useful life of the asset.

(m)	Goodwill

Goodwill represents the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the business combination. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is not amortized and is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it were the purchase price.

When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(n)	Accounting for the Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of a group of assets to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition of the group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds the fair value of the group of assets. Any assets to be disposed of by sale are reported at the lower of carrying amount or fair value less costs to sell. Such assets are not depreciated while they are classified as held-for-sale.

(o)	Deferred Financing Costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt not measured under the fair value option are presented as deferred financing costs. The deferred financing costs will be amortized over the term of the related debt using the effective interest method.

(p)	Operating Expenses

The direct costs incurred in operating the Company’s business have been classified as operating expenses. These costs include salaries and benefits of store and regional employees, retention payments, rent expense, provision for loan losses, advertising, depreciation of store property and equipment, and other costs incurred by the stores. Corporate expenses incurred by the Company are excluded from operating expenses, and include salaries and benefits of corporate employees, professional fees and legal costs.

Note 2 – Changes in Accounting Policies and Practices

The following Standards were adopted for the three month period ended December 31, 2011:

In 2010, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Issue No. 09-J).” The Task Force reached a consensus that an employee share-based payment with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade should be considered an equity classified award assuming all other criteria for equity classification are met. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning, on or after December 15, 2010. The adoption of the provisions of ASU No. 2010-13 did not have a material impact on the Company’s consolidated financial statements.

In December 2010, FASB issued ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2010. The adoption of the provisions of ASU No. 2010-28 did not have a material impact on the Company’s financial statements.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 2 – Changes in Accounting Policies and Practices (continued)

In December 2010, FASB issued ASU No. 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. The objective of this is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The Task Force reached a consensus that if an entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. This ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of the provisions of ASU No. 2010-29 did not have a material impact on the Company’s financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In May 2011, FASB issued ASU No. 2011-04 “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs.” This ASU was issued concurrently with IFRS 13, Fair Value Measurements, to provide largely identical guidance about fair value measurement and disclosure requirements. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. The Company is required to apply the ASU prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. In the period of adoption, a reporting entity will be required to disclose a change, if any, in valuation technique and related inputs that result from applying the ASU and to quantify the total effect, if practicable. The Company is evaluating the impact of the adoption of the provisions of ASU 2011-04 on its consolidated financial statements.

In June 2011, FASB issued ASU No. 2011-05 “Comprehensive Income: Presentation of Comprehensive Income.” This ASU increases the prominence of other comprehensive income in financial statements. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is evaluating the impact of the adoption of the provisions of ASU No. 2011-05 on its consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08 “Intangibles – Goodwill and Other”. This ASU will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. This guidance will be effective for the Company’s fiscal year ending September 30, 2012, with early adoption permitted. The Company is evaluating the impact of the adoption of the provisions of ASU No. 2011-08 on its consolidated financial statements.

In January 2012, FASB issued ASU No. 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-05.” This ASU defers the effective date of the requirement to present separate line items on the income statement for reclassification adjustments of items out of accumulated other comprehensive income into net income under ASU No. 2011-05.  The deferral is temporary until FASB reconsiders the operational concerns and needs of financial statement users.  No timetable has been established for this reconsideration.  Entities are still required to present reclassification adjustments within other comprehensive income either on the face of the statement that reports other comprehensive income or in the notes to the financial statements. The Company is evaluating the impact of the adoption of the provisions of ASU No. 2011-12 on its consolidated financial statements.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 3 – Restatement of Previously Reported Results

(a)	These interim unaudited consolidated financial statements for the three months ended December 31, 2011 and 2010, as initially reported, have been amended and restated to correct for an error resulting from the misunderstanding of the settlement terms and conditions of the March 5, 2004 British Columbia Class Action claim, which resulted in the application of an accounting principle to measure and record the liability as at September 30, 2010 and subsequent reporting periods, that was not appropriate in the circumstances. The restatement impacts the year ended September 30, 2011 and the fifteen months ended September 30, 2010. The restatement resulted in a reduction in net income in the fifteen months ended September 30, 2010 of $6,601 and an increase in net income in the year ended September 30, 2011 of $1,537.

The effect of the restatement on the interim consolidated statement of operations and comprehensive income for the three months ended December 31, 2011 and December 31, 2010 is as follows:

	Three months ended
	December 31 2010			December 31 2011
	As Reported	Adjustments	Restated	As Reported	Adjustments	Restated

Interest expense	$-	$145	$145	$-	$169	$169
Class action settlements	-	367	367	-	(69)	(69)
INCOME BEFORE INCOME TAXES	5,038	(512)	4,526	1,434	(100)	1,334
PROVISION FOR INCOME TAXES - Deferred	290	(22)	268	618	(71)	547
NET INCOME AND COMPREHENSIVE INCOME	3,352	(490)	2,862	989	(29)	960

BASIC EARNINGS PER SHARE	$0.20	$(0.03)	$0.17	$0.06	$-	$0.06
DILUTED EARNINGS PER SHARE	0.19	(0.03)	0.16	0.06	(0.01)	0.05

The effect of the restatement on the interim consolidated balance sheets as at December 31, 2011 and September 30, 2011 is as follows:

	September 30 2011			December 31 2011
	As Reported	Adjustments	Restated	As Reported	Adjustments	Restated

Other receivables	$12,575	$-	$12,575	$11,470	$6,258	$17,728
Deferred tax assets (current)	1,528	1,484	3,012	1,097	1,554	2,651
Long term receivable	681	-	681	2,769	(2,149)	620
Accrued liabilities	21,194	6,548	27,742	16,583	10,756	27,339
Retained earnings	37,019	(5,064)	31,955	35,916	(5,093)	30,823

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

The effect of the restatement on the interim consolidated statement of cash flows for the three months ended December 31, 2011 and December 31, 2010 is as follows:

	Three months ended
	December 31 2010			December 31 2011
	As Reported	Adjustments	Restated	As Reported	Adjustments	Restated

Net income	$3,352	$(490)	$2,862	$989	$(29)	$960
Deferred income taxes	290	(22)	268	618	(71)	547
Other receivables and long-term receivables	(4,182)	(800)	(4,982)	(983)	(4,109)	(5,092)
Accounts payable and accrued liabilities	(3,597)	1,312	(2,285)	(4,055)	4,209	154

Note 6(a), 7, 8(a) and 9 have been restated to reflect the related note disclosures.

Note 3 – Restatement of Previously Reported Results (continued)

(b)	Independent of the restatement outlined in Note 3 a) above, we have also restated Note 14 Related Party Transactions, to disclose related party transactions with a privately held entity that raises capital and provides advances to the Company’s customers (third-party lender). The privately held entity is controlled by the father of Cameron Schiffner, the Senior Vice President of Operations of the Company. The addition of this disclosure did not impact the previously reported financial position or results of operations of the Company.

(c)	Independent of the restatement outlined in Note 3 (a) above, we have also restated Note 15(c) Subsequent Events – Acquisition of Loans Receivable and Related Assets, to reflect an update to the changes in the purchase price allocation.

Note 4 – Cash

The significant components of cash are as follows:

	September 30	December 31
	2011	2011
Cash	$13,034	$11,317
Restricted cash	6,257	-
	$19,291	$11,317

Restricted cash includes $nil (September 30, 2011 - $6,257) in funds to facilitate claims related to the British Columbia class action lawsuit settlement (Note 8 (a)).

Approximately $1,203 (September 30, 2011 - $3,611) was cash in transit as a result of pre-authorized debit, facilitated by a third-party.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 5 – Consumer Loans Receivable

	September 30	December 31
	2011	2011
Short-term advances receivable	$6,799	$9,193
Term loans receivable	765	657
Allowance for consumer loan losses	(2,783)	(3,256)
	$4,781	$6,594

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 5 – Consumer Loans Receivable (continued)

The following table presents an analysis of the age of consumer loans receivable as at December 31, 2011.

	September 30	December 31
	2011	2011
Consumer loans receivable, net of allowance for consumer loan losses
Current	$2,176	$3,001
1-30 days past due date	856	1,069
31-60 days past due date	531	616
61-90 days past due date	417	486
Greater than 90 days past due date	3,584	4,678
Consumer loans receivable	7,564	9,850
Allowance for consumer loan losses	(2,783)	(3,256)
	$4,781	$6,594

The Company provides short-term advances and other financial services to customers as an alternative to traditional banks.  The Company acts as a broker and a lender to facilitate short-term advances and to provide other financial services to income-earning consumers. The Company utilizes a variety of underwriting criteria, monitors collection activities, overall portfolio performance and maintains an allowance losses on consumer loans receivables at a level estimated to be adequate to absorb credit losses.

The following table presents a summary of the activity related to the Company’s allowance for consumer loan losses.

	September 30	December 31
	2011	2011
Balance, beginning of period	$511	$2,783
Provisions made during the period	2,559	668
Write-offs during the period	(287)	(160)
Foreign exchange translation	-	(35)
Balance, end of period	$2,783	$3,256

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 6 – Other Receivables and Other Income

(a)	Other Receivables (restated)

	September 30	December 31
	2011	2011
	Restated	Restated
	Note 3	Note 3
Due from investee corporations	$61	$298
Due from vendors	11,143	9,372
Other	2,052	8,678
	$13,256	$18,348
Long term portion:
Other	681	620
	$12,575	$17,728

Due from Vendors

Due from vendors includes $9,372 (September 30, 2011 - $11,143) of short term receivables from our vendors, with which we have agency arrangements, that provide bank accounts, debit and prepaid mastercard and insurance products that have occurred in the normal course of business.

Other

Amounts included in Other are amounts with the third-party administrator of the British Columbia class action settlement funds, amounts from the sale of a business and amounts due in the normal course of business. Included with long-term receivables is an amount of $620 (September 30, 2011 - $681).

(b)	Other Income

	December 31	December 31
	2010	2011
Agency fee income	$9,373	$11,286
Other income	2,046	1,670
	$11,419	$12,956

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 7 – Accrued Liabilities

	September 30	December 31
	2011	2011
	Restated	Restated
	Note 3	Note 3
Class action settlements Note 8 (a), (b), and (c)	$10,733	$10,902
Accrued salaries and benefits	2,808	4,437
Amounts due to third party lenders	8,487	6,977
Other accruals	5,714	5,023
	$27,742	$27,339

The amounts due to third-party lenders reflects funds made available by lenders but not yet advanced to customers, any liability under the lending agreement, including any paid retention payments, as well as loan repayment and interest amounts collected from customers. Amounts due to third-party lenders are contractually non-interest bearing, unsecured and have no specified repayment terms.

Note 8 – Class Action Settlements

(a)	British Columbia (restated – Note 3)

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants, The Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada (the “Code”). On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of the Company’s customers’ third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle and on February 28, 2010 the settlement was approved by the Court. Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount including legal expenses of $18,800, consisting of $9,400 in cash and $9,400 in credit vouchers. The credit vouchers can be used to pay existing outstanding brokerage fees and interest, to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced, or can be redeemed for cash from January 1, 2014 to June 30, 2014. The credit vouchers are not transferable and have no expiry date. After approved legal expenses of $6,438 were paid in March 2010, the balance of the settlement amount remaining to be disbursed was $12,362, consisting of $6,181 of cash and $6,181 of vouchers.

By September 30, 2010, the Company received approximately 6,300 individual claims representing total valid claims in excess of the settlement fund. As the valid claims exceed the balance of the remaining settlement fund, under the terms of the settlement agreement, the entire settlement fund of $12,362 will be disbursed to claimants on a pro-rata basis.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 8 – Class Action Settlements (continued)

(a)	British Columbia (restated – Note 3) (continued)

In arriving at the liability recorded at the balance sheet date, the voucher portion of the settlement fund of $6,181 has been discounted using a discount rate of 16.2%. During the three months ended December 31, 2011, the Company recorded accretion expense of $169 (three months ended December 31, 2010 - $145) in interest expense. The total liability related to the settlement at December 31, 2011 is $10,756 (September 30, 2011: $10,587).

(a)	Alberta

The Company has been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain of our customers’ third-party lenders, directors and officers added to the Claim.

The Company has agreed to a motion to certify the class proceeding if the third party lenders, officers and directors are removed as defendants. Class counsel has agreed to the Company’s proposal. Consequently, the certification motion was granted in November of 2011.

The Company believes that it conducted its business in accordance with applicable laws and is defending the action vigorously. As at December 31, 2011, a total of $100 (September 30, 2011 - $100) has been accrued related to this matter. However, the likelihood of loss, if any, is not determinable at this time.

(c)	Manitoba

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store Financial and Instaloans proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who elect to claim in Manitoba and who obtained a payday loan from The Cash Store Financial or Instaloans. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Code.

The Company conducts business in accordance with applicable laws and is defending the action vigorously. Further it will be maintained that most of the proposed class members are bound by the judgment in the settlement of the Ontario class action in 2008, as approved by the Ontario Superior Court of Justice and that accordingly the action should be dismissed. However, the likelihood of loss, if any, is not determinable at this time.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 9 – Income Taxes (restated)

The effective income tax rate as a percentage of income before income taxes was 28.0% and 36.8% for the three months ended December 31, 2011 and 2010, respectively.

As at December 31, 2011, the Company has a tax loss carry forward in the amount of $1,056 (September 30, 2011 - $689).

The Company currently does not have any unrecognized tax benefits. The Company’s tax positions for 2008 to present in Canada remain subject to examination by tax authorities. The Company’s tax position for the current fiscal year in the United Kingdom remains subject to examination by tax authorities.

Note 10 – Long Term Debt

The Company has entered into a lease for a new corporate head office as a lessee. Under U.S. GAAP, the Company has determined that it is considered the owner of this asset during the construction period. As at December 31, 2011, $9,634 has been capitalized in property and equipment and has been included in long term debt. This amount is based on the total project costs incurred to date related to the construction.

Note 11 – Share Capital

(a)	Issued share capital

	September 30		December 31
	2011		2011
	Number of Shares	Amount	Number of Shares	Amount
Authorized:
Unlimited common shares with no par value

Issued:

Balance, beginning of period	17,085,727	$43,468	17,419,214	$46,149
Transfer from contributed surplus for stock options exercised - Note 12	-	572	-	5
Options exercised	183,487	939	1,666	15
Warrants exercised	150,000	1,170	-	-
Balance, end of period	17,419,214	$46,149	17,420,880	$46,169

For the three months ended December 31, 2011, the Company did not purchase and subsequently cancel any common shares.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 11 – Share Capital (continued)

(b)	Options to Employees and Directors

The Company has an incentive stock option plan for certain employees, officers and directors. Options issued under the plan have vesting terms that vary depending on date granted and other factors. All stock options must be exercised over specified periods not to exceed five years from the date granted.

	September 30		December 31
	2011		2011
	Total Options for Shares	Weighted Average Price	Total Options for Shares	Weighted Average Price
Outstanding, beginning of year	1,019,322	$8.07	979,168	$9.42
Granted	155,000	12.96	5,000	6.22
Exercised	(183,487)	5.12	(1,666)	8.81
Expired	(10,000)	5.52	-	-
Forfeited	(1,667)	8.80	-	-
Outstanding, end of year	979,168	9.42	982,502	9.40
Exercisable, end of year	505,832	$6.84	585,839	$7.28

At December 31, 2011, the range of exercise prices, the weighted average exercise price, and weighted average remaining contractual life are as follows:

Fiscal Year Granted	Number Outstanding	Weighted Average Remaining Term	Weighted Average Exercise Price	Number Exercisable
2008	238,600	11 mos.	$3.81	238,600
2009	169,733	27 mos.	6.65	128,068
2010	414,169	37 mos.	12.46	219,171
2011	155,000	54 mos.	12.96	-
2012	5,000	60 mos.	6.22	-
	982,502	32 mos.	$9.40	585,839

The fair value of common share options is estimated at the grant date using the Black-Scholes option pricing model based on the following weighted average assumptions:

	September 30	December 31
	2011	2011
Risk free interest rate	1.6%	1.2%
Expected life (years)	3	5
Expected volatility	39.0%	47.5%
Expected dividends	3.7%	7.7%

The weighted average grant-date fair value of options granted was estimated at $1.31 (September 30, 2011 - $2.72) per option.

The Company is authorized to issue an additional 1,866,501 equity share options under its existing stock option plan.

A summary of the status of the Company's nonvested share options as of December 31, 2011, and the changes during the twelve months ended September 30, 2011, is presented below:

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 11 – Share Capital (continued)

(b)	Options to Employees and Directors (continued)

	September 30		December 31
	2011		2011
	Total Options for Shares	Weighted Average Price	Total Options for Shares	Weighted Average Price
Nonvested, beginning of period	697,678	$9.48	473,336	$12.17
Granted	155,000	12.96	5,000	6.22
Vested	(337,675)	7.53	(81,673)	10.05
Forfeited	(1,667)	8.80	-	-
Nonvested, end of period	473,336	$12.17	396,663	$12.54

The total intrinsic value of options exercised during the three months ended December 31, 2011, was $1 (September 30, 2011 - $1,593). The total fair value of options that vested during the three months ended December 31, 2011, was $228 (September 30, 2011 - $1,053).

As at December 31, 2011, and September 30, 2011, the aggregate intrinsic value of options outstanding was $555 and $1,610, respectively, while the aggregate intrinsic value of the options that are currently exercisable was $555 and $1,521, respectively.

As at December 31, 2011, there was $945 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 1.7 years.

For the three months ended December 31, 2011, the total cash received for stock options exercised totaled $15 ($939 for the twelve months ended September 30, 2011).

Note 12 – Per Share Amounts

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to common shares equaled diluted income attributable to common shares for all periods presented.

	September 30	December 31
	2011	2011
Basic total weighted average common shares outstanding	17,259,196	17,419,775
Effect of dilutive securities
Share option awards	369,345	145,753
Warrants	34,839	-
Diluted total weighted average common shares outstanding	17,663,380	17,565,528

For the three months ended December 31, 2011, there were 718,944 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 13 – Contingencies

Third-Party Lenders

The Company acts as a broker on behalf of consumers seeking short term advances. The funding of the advances is provided directly to the customers by independent third party lenders. The Company has entered into written business arrangements with a number of third party lenders that are prepared to consider lending to customers. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans provided the required duties under the terms of the agreements have been properly performed by the Company. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. The Company’s contingent risk is the balance of the third-party lender’s loan portfolio which totalled $107,924 as at December 31, 2011 (September 30, 2011 - $104,112).

To date, no claims have been made by the third party lenders and no payments have been made or accrued by the Company pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders.

Note 14 – Related Party Transactions (restated)

(a)	The Cash Store Australia Holdings Inc.

The Company owns 18.3% of the outstanding common shares of The Cash Store Australia Holdings Inc. (“AUC”). Included in other receivables as of December 31, 2011, was a $64 (September 30, 2011 - $16) receivable from AUC. The Company previously entered into an interim service agreement with AUC to provide ongoing services such as financial, accounting and HR support and contracts administrative services, and the use of the Company’s IT and telecommunication systems. Included in SG&A expenses is a recovery of $95 (September 30, 2011 - $363) related to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. Certain employees, directors, and officers have an ownership interest in AUC.

(b)	RTF Financial Holdings Inc.

The Company owns 15.7% of the outstanding common shares of RTF Financial Holdings Inc. (RTF). The Company previously entered into an interim service agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services. Included in SG&A expenses is a recovery of $60 (September 30, 2011 - $240) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount. The Company has a $234 (September 30, 2011 - $45) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. Certain employees, directors, and officers have an ownership interest in RTF.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 14 – Related Party Transactions (restated) (continued)

(c)	Third-Party Lenders

A privately held entity that raises capital and provides advances to the Company’s customers (third-party lender) is controlled by the father of Cameron Schiffner, the Senior Vice President of Operations of the Company. In addition, Cameron Schiffner’s brother was a member of management of AUC and is a member of management of the third-party lender. The Company’s relationship with the third-party lender predates Cameron Schiffner’s employment with the Company. Included in retention payments are $3,516 for the three months ended December 31, 2011 respectively (three months ended December 31, 2010 - $3,259) of amounts paid or payable directly to this third-party lender. As at December 31, 2011 included in accrued liabilities is $3,257 (September 30, 2011 - $2,281) due to this third-party lender. The Company’s contingent risk in this third-party lender’s loan portfolio totalled $44,067 as at December 31, 2011 (September 30, 2011 - $44,967).

Note 15 – Subsequent Events

(a)	Dividends Declared

On February 8, 2012, the Company declared a quarterly dividend of $0.12 per common share. The dividend is payable on March 7, 2012, to shareholders of record on February 21, 2012.

(b)	Notes Offering

On January 31, 2012, the Company issued, through private placement in Canada and the U.S. $132.5 million of 11.5% Senior Secured Notes (“the Notes”).  The Notes mature on January 31, 2017 and will bear interest from the date of issue at 11.5% per annum of which interest is payable on a semi-annually basis in equal installments on January and July of each year, commencing in July of 2012. The notes were issued at a price of 94.608%.

The Company is using the proceeds of the Notes to purchase the loans receivable and related assets from our current third-party lenders who currently lend to the Company’s customers in the regulated provinces as outlined in Note 14 (c) below.

The Notes will be guaranteed, jointly and severally, on a senior secured basis, by each of our existing and future restricted subsidiaries that guarantee our indebtedness or indebtedness of any subsidiary guarantor under a carve-out for a credit facility. The Notes will be secured on a second-priority basis by liens on all of the Company’s restricted subsidiaries’ existing and future property subject to specified permitted liens and exceptions. Any future credit facility as well as certain other future debt will be secured by a first-priority lien on this collateral.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 15 – Subsequent Events (continued)

The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after July 31, 2014 the Company may redeem the Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if redeemed during the periods set forth below.

For the period below	Percentage
On or after July 31, 2014	103.084%
On or after January 31, 2015	102.091%
On or after July 31, 2015	101.127%
On or after January 31, 2016	101.194%
On or after July 31, 2016	100.000%

Prior to July 31, 2014 the Company shall be entitled at its option on one or more occasions to redeem up to 35% of the aggregate principal amount of the Notes originally issued under the Trust Indenture at a redemption price of 111.5% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of holders of the Notes on the relevant record date to receive interest due on the relevant interest payment date) if:

•	such redemption is made with the proceeds of one or more Equity Offerings as defined in the Trust Indenture;
•	at least 65% of the aggregate principal amount of the Notes (including Additional Notes) originally issued under the Trust Indenture remain outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or any of its subsidiaries); and
•	the redemption occurs within 90 days of such Equity Offerings.

The Company, pursuant to the incurrence of indebtedness under the Notes, can in an aggregate principle amount secure credit facilities not to exceed $32.5 million.

(c)	Acquisition of Loans Receivable and Related Assets (restated)

On January 31, 2012, the Company acquired loans receivable and related assets from its third-party lending group, representing 12 different third-party lenders, for total cash consideration of $116.3 million including acquisition related costs of $150. The third-party lenders operate their business in the short-term advances industry.

The total cash consideration paid to the Company’s third-party lenders will be allocated between the loan portfolio, intangible assets, and any premium paid to acquire the loan portfolio.

(d)	Normal Course Issuer Bid

On January 9, 2012, the Company filed with the Toronto Stock Exchange (“TSX”) a notice of its intention to make a normal course issuer for its common shares. The notice provides the Company with the ability to purchase on the TSX up to 1,092,504 common shares, being approximately 10% of the public float of the common shares of the Company. Subsequent to December 31, 2011, no common shares had been purchased.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 16 – Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Page 26